Exhibit 99.1

Collective Mining Publishes its 2024 Sustainability Report

TORONTO, July 24, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce the publication of its 2024 Sustainability Report. This marks the fourth such report issued by the Company and provides a comprehensive overview of its performance and impacts across environmental, social and governance (ESG) dimensions in the Department of Caldas, Colombia.

In 2024, Collective continued to deliver meaningful progress in responsible exploration, technical excellence and stakeholder engagement. Guided by its commitment to "The Collective Way," the Company deepened its partnerships, enhanced sustainability performance and expanded its flagship Apollo discovery within the Guayabales Project.

Key Highlights from the 2024 Sustainability Report:

•	Zero Lost Time Injuries throughout 2024, maintaining a Total Recordable Injury Frequency Rate (TRIFR) of 0%, underscoring a strong safety culture.
•	70% increase in direct local employment year-over-year, reflecting growth and preparation for an advanced exploration stage.
•	Over US$410,000 directly invested in social programs, benefiting more than 2,000 individuals in the Company's area of influence, with a further 43% contributed by strategic partners.
•	24.6% female participation across employees and contractors and 40% female representation on the Board of Directors.
•	Zero environmental fines or non-compliance events, with 1,200 tonnes of CO2 offset through conservation efforts protecting 103,022 hectares of forest.
•	Strategic community initiatives including 33 regional partnerships, support to 300 coffee farmers, training for 200 women, construction of rural roadways and clean water access for 1,700 people.

Ned Jalil, Chief Executive Officer of Collective Mining, stated: "2024 marked a defining year for Collective Mining. Fueled by strong momentum, expanding discoveries and deepening partnerships, we continued to prove that responsible exploration rooted in collaboration with local communities can serve as a true engine for regional development. With our sights set on an ambitious 70,000 meter drilling program and ongoing progress at the Guayabales and San Antonio projects, we are laying the groundwork for long-term sustainable value creation in Caldas."

The report is available on the Company's website at www.collectivemining.com under Sustainability.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to improve the overall grade of the Apollo system by systematically drill testing newly modeled potentially high-grade sub-zones, expand the Apollo system by stepping out along strike to the north and expanding the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of less advanced or newly generated targets including Trap, the Knife and X. Additionally, the Company has launched its largest drilling campaign in history at the San Antonio Project as it hunts for a large bulk-tonnage porphyry system.

Management, insiders, a strategic investor and close family and friends own 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE and TSX under the trading symbol "CNL".

Information Contact:
Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including final listing mechanics and the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 16:05e 24-JUL-25